May 30, 2019

Lisa Feng
Interim Chief Financial Officer
ACM Research, Inc.
42307 Osgood Road, Suite I
Freemont, CA 94539

       Re: ACM Research, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-38273

Dear Ms. Feng:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery